EXHIBIT 99.1

Westport Announces Plan to Invest Up to $10 Million USD in Global Manufacturing Facility in Changzhou Hydrogen Valley, China

Hydrogen Innovation Center and Manufacturing Facility to be Built in Partnership with the City of Changzhou

VANCOUVER, British Columbia and CHANGZHOU, China, Feb. 27, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, announced plans today to expand its global manufacturing footprint in China in support of future growth of Westport’s hydrogen componentry business and other alternative fuel system technologies. Westport is focusing on China for this manufacturing expansion as China leads the world in hydrogen investment and infrastructure development. The investment agreement provides for the City of Changzhou to build the new hydrogen innovation center and manufacturing facility in the Changzhou Hydrogen Valley.

“Westport’s GFI-branded hydrogen fuel system components have had a strong presence in the Chinese marketplace for over ten years, these components support both fuel cell and internal combustion engine applications that use hydrogen fuel,” said David M. Johnson, chief executive officer of Westport Fuel Systems. “The city of Changzhou is dedicated to becoming the capital of new energy industries, making them an ideal partner for growth and providing the opportunity to establish manufacturing excellence on a regional basis, which in turn supports our global customers accelerating hydrogen as a prevailing low-emission transportation solution.”

“We are excited to be partnering with Westport to develop a state-of-the-art hydrogen innovation center and manufacturing facility,” said Huan Heng, deputy mayor of Changzhou. “Changzhou Hydrogen Valley is an important hub in advancing hydrogen-fueled vehicles for China and the world at large. We are pleased to partner and support Westport, a global leader in hydrogen and alternative-fuel solutions, in joining our growing community of innovative technology companies, and we look forward to our shared future growth.”

Under the terms of the investment agreement, Westport and Changzhou will design and construct an ultra-modern manufacturing facility for hydrogen fuel systems, and office space specifically to meet Westport’s advanced manufacturing requirements. The Changzhou site is expected to also include a contemporary innovation center that will provide continued focus on hydrogen solutions in support of Westport’s mission to develop innovative, specialized, and market-ready emission-reduction solutions. Westport’s plan to invest up to $10 million USD over the next ten years is intended to enable production of established hydrogen componentry to support the fast-growing hydrogen-fueled vehicles targeted to be on the road in China.

The new Westport facility is planned to be in operation in 2024 supporting Westport’s current and growing customer base with key hydrogen components for a variety of applications including commercial vehicles, buses, high-speed trains, material handling, stationary power generation and more. Westport’s investment in Changzhou is a steppingstone to continued hydrogen technology advancement around the world.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

About Changzhou City
Changzhou city is located in the center of the Yangtze River Delta. It covers an area of 4,385 square kilometers and has a population of 5.37 million. In 2022, Changzhou's gross domestic product (GDP) reached 955 billion yuan, and its per capita GDP exceeded 26,000 US dollars. Changzhou is also a famous cultural tourism city with history and culture. It was awarded the happiest city in China in 2022. Changzhou is an important city and advanced manufacturing base in Shanghai metropolitan area, Suzhou, Wuxi and Changzhou metropolitan area, ranking 16th among the national advanced manufacturing cities.

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the characteristics and capabilities of, and timing for completion of, the hydrogen innovation center and manufacturing facility. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the success, costs and completion of the hydrogen innovation center and manufacturing facility, our ability to address technological, design and construction challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov. In addition, the effects and the impact of supply chain disruptions are difficult to predict at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by law.

Contacts:

Westport Media Relations	Westport Investor Relations
T: +1 947-339-8097	T: +1 604-718-2046
E: media@wfsinc.com	E: invest@wfsinc.com

Changzhou City Wujin District Communications
T: +86 51-98-636-2905
E: chendl@jswenz.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/97061ec7-7061-4428-8a68-c5e04867b1b0